March 24, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Matthew Crispino

Re:	Synacor, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2015
File No. 001-33843

Dear Mr. Crispino:

On behalf of Synacor, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 20, 2015 relating to the Preliminary Proxy Statement on Schedule 14A filed March 12, 2015 (the “Preliminary Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Preliminary Proxy Statement.

General

1.	In light of the solicitation in opposition to the nominees’ election, please revise the proxy statement to provide the disclosure required by Items 4(b)(2) and 5(b) of Schedule 14A.

RESPONSE TO COMMENT 1: In response to the Staff’s comments, revisions have been made on page 3 of the Preliminary Proxy Statement, and a new Appendix B has been added at the end of the Preliminary Proxy Statement.

2.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

220 WEST 42ND STREET, 17TH FLOOR, NEW YORK, NY 10036 / PHONE: 212.730.8133 / FAX: 877.881.3007

U.S. Securities and Exchange Commission

March 24, 2015

RESPONSE TO COMMENT 2: Based on written representations made by the participants to the Company, the Company confirms on each participant’s behalf that he has not been the subject of a criminal conviction within the last ten years.

Questions and Answers about This Proxy Material and Voting

Who is paying for this proxy solicitation?, page 2

3.	We note that you may employ various methods to solicit proxies, including in person, by telephone or by any other means of communication. Please be advised that all written soliciting materials, including any e-mails or scripts that are used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rules 14a-6(b) and (c) and confirm your understanding in this regard.

RESPONSE TO COMMENT 3: In response to the Staff’s comment, the Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts that are used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Proposal 1: Election of Directors, page 6

4.	We noticed the disclosure that indicates “the Board of Directors is not aware that any Nominee is unable or will decline to serve as a director.” Please advise us, with a view toward revised disclosure, whether or not the nominees have consented to being named in the proxy statement and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

RESPONSE TO COMMENT 4: In response to the Staff’s comments, revisions have been made on page 7 of the Preliminary Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 21

5.	Advise us, with a view toward revised disclosure, why the presentation of beneficial ownership information has been introduced “substantially in the [same] tabular form” as the format specified by Item 403 of Regulation S-K.

RESPONSE TO COMMENT 5: The Company respectfully submits that, while the format of its beneficial ownership table does not match exactly the tabular form in Item 403 of Regulation S-K, its beneficial ownership table and the related text and notes contain all of the information required by Item 403. The title of the applicable class of securities (i.e., the Company’s common stock) is identified in the first paragraph of the “Security Ownership of Certain Beneficial Owners and Management” section. The address of each beneficial owner is either the Company’s address, as noted in the third paragraph, or disclosed in a note to the table. The nature of beneficial ownership for each beneficial owner is also disclosed in a note. The Company believes that the inclusion of all this information in the table itself may make the table more difficult to read.

U.S. Securities and Exchange Commission

March 24, 2015

The Company further notes that the beneficial ownership table is presented in the same format that it has previously presented in its registration statement and prior years’ proxy statements. The Company believes that maintaining the same format in the Preliminary Proxy Statement will facilitate comparisons to prior dates by the Company’s stockholders and other interested parties.

* * * * *

U.S. Securities and Exchange Commission

March 24, 2015

Please contact me at (212) 430-3150 if you have any questions about this submission.

Sincerely yours,

/s/ Brian C. Hutchings
Brian C. Hutchings
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	William J. Stuart
Synacor, Inc.